JONES DAY

SILICON VALLEY OFFICE • 1755 EMBARCADERO ROAD • PALO ALTO, CALIFORNIA 94303

TELEPHONE: 650-739-3939 • FACSIMILE: 650-739-3900

November 4, 2010	OUR FILE NO. 697569-600001

VIA EDGAR AND OVERNIGHT DELIVERY

Tim Buchmiller

Senior Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Re:	MagnaChip Semiconductor LLC
Registration Statement on Form S-1
Filed March 15, 2010
File No. 333-165467

Dear Mr. Buchmiller:

This letter is submitted on behalf of MagnaChip Semiconductor LLC (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Amendment No. 6 to the Company’s Registration Statement on Form S-1 filed October 4, 2010 under Registration No. 333-165467 (the “Registration Statement”), as set forth in your letter to Mr. John McFarland dated October 29, 2010. The Company is filing via EDGAR Amendment No. 7 to the Registration Statement (“Amendment No. 7”) in response to the Staff’s comments. For reference purposes, the text of your letter dated October 29, 2010 has been reproduced herein (in bold), with the Company’s response below each numbered comment. As appropriate, the Company’s responses include a reference to the section and page numbers of Amendment No. 7 that have been revised in response to the comment.

General

1.	We note that you registered the offering of guarantees of securities on registration statements 333-168790-09 and 333-168516-09. Please tell us how you will address these offerings upon the “Corporate Conversion” mentioned in your document.

Response: The Company notes the Staff’s comment. The Company, a Delaware limited liability company, will be statutorily converted (the “Corporate Conversion”) into MagnaChip Semiconductor Corporation, a Delaware corporation (“MagnaChip Corporation”), pursuant to Title 8, Section 265 of the Delaware General Corporation Law (the “DGCL”) and Title 6, Section 18-216 of the Delaware Limited Liability Company Act (the “DE LLC Act”). Section 265(f) of the DGCL provides that “[w]hen an other entity has been converted to a corporation of this State pursuant to this section, the corporation of this State shall, for all purposes of the laws of the State of Delaware, be deemed to be the same entity as the converting other entity.” Section 18-216(c) of the DE LLC Act provides that “[w]hen a limited liability company has converted to another entity or business form pursuant to this section, for all purposes of the laws of the State of

Tim Buchmiller

United States Securities and Exchange Commission

November 4, 2010

Delaware, the other entity or business form shall be deemed to be the same entity as the converting limited liability company and the conversion shall constitute a continuation of the existence of the limited liability company in the form of such other entity or business form.”

Upon completion of the Corporate Conversion, the Company will file a report on Form 8-K to notify the SEC and bondholders of the Corporate Conversion. As the Company will be deemed to be the same entity as MagnaChip Corporation under the laws of Delaware, the guarantee will be unaffected by the Corporate Conversion and will continue in accordance with the terms of the indenture governing such guarantee as described in the above-referenced registration statements.

Results of Operations, page 67

2.	We note the variances in your operating income (loss) from continuing operations and net income (loss) during the periods presented. Under separate captions, please expand your disclosure to explain clearly to investors the reasons for the variances in your operating income (loss) from continuing operations and net income (loss) for the periods presented. Also disclose any known material trends affecting your operating income (loss) from continuing operations and net income (loss) for the periods presented. Refer to Item 303(b) of Regulation S-K.

Response: In response to the Staff’s comment, the prospectus has been revised on page 72 under the heading “Operating Income from Continuing Operations,” page 73 under the heading “Net Income,” page 78 under the heading “Operating Income (Loss) from Continuing Operations,” page 80 under the heading “Net Income (Loss),” page 84 under the heading “Operating Loss from Continuing Operations” and page 85 under the heading “Net Loss” to add disclosure regarding the reasons for variances in operating income (loss) from continued operations and net income (loss) during the periods presented.

For a discussion of known material trends and factors affecting our results of operations, including those components affecting operating income (loss) from continuing operations and net income (loss), please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview,” “—Recent Changes to Our Business” and “—Factors Affecting Our Results of Operations” beginning on page 56 of Amendment No. 7.

Item 16. Exhibits, page II-5

3.	Please revise your exhibit index to reference the specific prior filings where the exhibits incorporated by reference were filed. We note, for example, that you appear to have filed several exhibits incorporated by reference into this registration statement with an amended Form S-4 filed on October 14, 2010. Refer to Regulation S-K Item 10(d).

Tim Buchmiller

United States Securities and Exchange Commission

November 4, 2010

Response: In response to the Staff’s comment, the exhibit index has been revised to reference specific prior filings.

Exhibit 1.1

4.	We will continue to evaluate your June 16, 2010 responses to comments 1 and 3 from our letter dated June 4, 2010 when you file the amended and updated version of Exhibit 1.1 mentioned in those responses.

Response: The Company notes the Staff’s comment.

If you have any questions, please feel free to contact the undersigned by telephone at 650-687-4147 (or by facsimile at 650-739-3900) or Stuart Ogg at 213-243-2365 (or by facsimile at 213-243-2539). Thank you for your cooperation and attention to this matter.

Very truly yours,

Jones Day

/s/ Micheal Reagan

Micheal Reagan

Partner

cc:	Julie Sherman, SEC
Jay Webb, SEC
Louis Rambo, SEC
John McFarland, MagnaChip Semiconductor
Khoa D. Do, Jones Day
Stuart Ogg, Jones Day
Kirk A. Davenport, III, Latham & Watkins LLP
Keith Benson, Latham & Watkins LLP